ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

File No. 82-3827

PTTEP No. 1.910/ L.140/2004

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

April 8, 2004

04024259

SUPPL

04 APR 12 AM 7:21

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Exercise price of warrants to purchase PTTEP's common shares for the year 2004
Reference: Letter PTTEP No.1.910/L.133.1/2004 dated March 31, 2004

The Board of Directors of PTT Exploration and Production Public Company Limited or PTTEP at Meeting No.3/2547/220 held on March 30, 2004, passed a resolution regarding the Company's issuance and offering of 2.8 million units of warrants for its management and employees for the year 2004, and the method of calculation of the exercise price as per reference.

PTTEP wishes to announce that the exercise price of warrants to purchase PTTEP's common shares for the year 2004 is set at 183 Baht per unit, and will be proposed to the 2004 General Shareholders' Meeting in due course.

PROCESSED
APR 15 2004
THOMSON
FINANCIAL

Yours sincerely,

Maroot Mrigadat
President

4/14

อาคารสำนักงาน ปตท.สผ. 555 ถนนวิภาวดีรังสิต เขตจตุจักร กรุงเทพฯ 10900 โทร. +66(0) 2537-4000 แฟ็กซ์: +66(0) 2537-4333, 2537-4444 http://www.pttep.com
PTTEP Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok 10900 Thailand Tel. +66(0) 2537-4000 Fax: +66(0) 2537-4333, 2537-4444 http://www.pttep.com